November 7, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of Disclosure Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended, Filed in the Quarterly Report on Form 10-Q of Tellurian Inc. for the Quarter Ended September 30, 2018

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Tellurian Inc. has made disclosure pursuant to those provisions in its quarterly report on Form 10-Q for the quarter ended September 30, 2018, which was filed with the Securities and Exchange Commission on November 7, 2018.

Respectfully submitted,

TELLURIAN INC.

By:	/s/ Antoine J. Lafargue
Name:	Antoine J. Lafargue
Title:	Senior Vice President and Chief Financial Officer